
June 8, 2020

Adam W. Miller
Chief Financial Officer
Knight-Swift Transportation Holdings Inc.
20002 North 19th Avenue
Phoenix, Arizona 85027

> **Re: Knight-Swift Transportation Holdings Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2019**
> **Form 8-K dated April 22, 2020**
> **File No. 001-35007**

Dear Mr. Miller:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2019

Notes to Consolidated Financial Statements
Note 2 - Summary of Significant Accounting Policies
Segments, page 83

1. We note that you reorganized your segment presentation in 2019 to "reflect management's revised reporting structure." Tell us about your revised reporting structure and provide us with additional detail regarding the statement that your segments are identified based on financial information used by management to make operating decisions. In addition, explain how the changes in your reporting structure led to your current segment presentation. Refer to FASB ASC 280-10-50-1. In addition, please clarify the factors used to identify your reportable segments pursuant to FASB ASC 280-10-50-21.

2. Please provide us with an analysis of each of the aggregation criteria per FASB ASC 280-10-50-11 for your reportable segments (i.e., Trucking, Logistics, and Intermodal).

3.   Disclosure in your Form 10-K states that, based on the unique nature of your operating structure, certain revenue-generating assets are interchangeable between segments. Provide us with additional detail explaining this statement and address the requirement to disclose total assets for each reportable segment pursuant to FASB ASC 280-10-50-22.

Form 8-K dated April 22, 2020

Exhibit 99.2
Appendix
Non-GAAP Reconciliation, page 26

4.   It appears that you have made adjustments in calculating a non-GAAP measure identified as EBITDA beyond those which are typical (e.g., amortization of intangibles, impairments, other non-cash gains / losses, net). Revise to present EBITDA or rename the non-GAAP measure you have presented. For additional guidance, refer to question 103.01 of the Compliance and Disclosure Interpretations regarding Non-GAAP Financial Measures.

5.   You present a non-GAAP measure identified as earnings before interest, taxes, depreciation and amortization, and rent (EBITDAR) which excludes equipment rental expense. Tell us how you considered question 100.01 of the Compliance and Disclosure Interpretations regarding Non-GAAP Financial Measures as equipment rental expense appears to be a normal, recurring cash operating expense necessary to operate your business. With your response, tell us how the adjustment for equipment rental expense (defined in your Form 8-K as "rental expenses paid for leases on our revenue equipment") differs from rental expense presented as part of your statement of comprehensive income.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Jennifer O'Brien, Staff Accountant, at 202-551-3721 or Ethan Horowitz, Accounting Branch Chief, at 202-551-3311 with any questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation